CONTACT: Dick Wilson
Advisor, Office of the President
Office: (403) 645-4777
Cell: (403) 860-3850
EnCana’s CEO to step down at year-end;
COO Randy Eresman to succeed Gwyn Morgan
CALGARY, Alberta (October 25, 2005) — Gwyn Morgan, the founding President & Chief Executive Officer of EnCana Corporation (TSX, NYSE: ECA), announces his intention to step down at year-end. He will remain an officer of the company in the role of Executive Vice-Chairman for the year 2006, working mainly in an advisory capacity to the new Chief Executive Officer.
Gwyn joined EnCana predecessor Alberta Energy Company Ltd. (AEC) in October, 1975. He was responsible for drilling the wells which resulted in AEC’s first production and was head of the Oil and Gas Division until his appointment as President & Chief Executive Officer in 1994. In early 2002 he led the merger of two of Canada’s largest oil and gas firms to create EnCana Corporation. Gwyn selected the name EnCana to symbolize the creation of a flagship Canadian-headquartered energy company. EnCana is currently North America’s largest natural gas producer and largest independent oil and gas company.
“It is with great pride that I recognize the tremendous accomplishments of EnCanans. I am confident that they will continue to grow and build our great company,” Gwyn Morgan said.
The Board of Directors of EnCana Corporation is pleased to announce the appointment of Randall K. Eresman as President & Chief Executive Officer and a Director, to be effective January 1, 2006. A petroleum engineering graduate from the University of Wyoming, Eresman joined Alberta Energy Company in 1980. He played a key role in the building of AEC and was appointed Chief Operating Officer of EnCana soon after its creation.
“I have seen Randy develop over a quarter century and for the past decade he has been a key part of my Executive Team. Randy’s ethical foundation, business judgment and exceptional industry knowledge give me great confidence in the future of EnCana under his leadership,” Morgan said.
“Chief Executive succession is a crucial responsibility of corporate directors. The Board has seen Randy’s strong performance as Chief Operating Officer and unanimously believes that Randy Eresman is the natural and capable successor to Gwyn,” said David O’Brien, EnCana’s Chairman.
“The Board also wants to recognize Gwyn Morgan for his leadership in building EnCana into a nationally and internationally recognized and respected corporation and developing a Corporate Constitution that will remain a foundation for the future,” O’Brien concluded.

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MEDIA AVAILABILITY TODAY
1 p.m. Mountain Time (3 p.m. Eastern Time)
Gwyn Morgan, EnCana’s President & Chief Executive Officer, will host a media availability today, Tuesday, October 25, 2005 starting at 1 p.m., Mountain Time (3 p.m. Eastern Time), to discuss today’s announcement.
Media are invited to attend the session

Time:	1 p.m. Mountain Time
Location:	28th Floor, EnCana Place 150 – 9th Avenue S.W. Calgary, AB
For media to participate via telephone, please call 1-800-801-6404 or 1-416-645-3694 and enter access code 778086. Please dial approximately 10 minutes prior to the conference call.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:
Contact:
Dick Wilson
Advisor, Office of the President
Office: (403) 645-4777
Cell: (403) 860-3850

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